SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 9, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 2 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Paramount Capital Asset Management, Inc.
--------------- ------------------------------------------------------------------------------------------------------------------


      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------


      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------


      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)                                                                                |-|
--------------- ------------------------------------------------------------------------------------------------------------------


      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ------------------------------------------------------------------------------------------------------------------
                 NUMBER OF
                   SHARES                  7       SOLE VOTING POWER
                BENEFICIALLY
                  OWNED BY                         None
                    EACH              ------------ -------------------------------------------------------------------------------
                 REPORTING
                   PERSON                  8       SHARED VOTING POWER
                    WITH
                                                   23,371,950
                                      ------------ -------------------------------------------------------------------------------

                                           9       SOLE DISPOSITIVE POWER

                                                   None
                                      ------------ -------------------------------------------------------------------------------

                                          10       SHARED DISPOSITIVE POWER

                                                   23,371,950
--------------------------------------------- ------------ -----------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                23,371,950
--------------- ------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                             |_|
--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.7%
--------------- ------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                CO
--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 3 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Select, LLC
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)                                                                                |-|

--------------- ------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                  7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                        None
                  OWNED BY
                    EACH               ------------ -------------------------------------------------------------------------------
                 REPORTING
                   PERSON                   8       SHARED VOTING POWER
                    WITH
                                                    5,096,889
                                       ------------ ------------------------------------------------------------------------------

                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                       ------------ ------------------------------------------------------------------------------

                                           10       SHARED DISPOSITIVE POWER

                                                    5,096,889
--------------------------------------------- ------------ -----------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,096,889
--------------- ------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                             |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.8%
--------------- ------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 4 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Select II, LLC
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |-|
--------------- ------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY
                    EACH
                 REPORTING
                   PERSON
                    WITH
                                              ------------ -----------------------------------------------------------------------

                                                   8       SHARED VOTING POWER

                                                           1,137,419
                                              ------------ -----------------------------------------------------------------------

                                                   9       SOLE DISPOSITIVE POWER

                                                           None
                                              ------------ -----------------------------------------------------------------------

                                                  10       SHARED DISPOSITIVE POWER

                                                           1,137,419
--------------------------------------------- ------------ -----------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,137,419
--------------- ------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                             |_|
--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.5%
--------------- ------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 5 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Select, Ltd.
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           |-|

--------------- ------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF               7        SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY
                    EACH             ----------- ---------------------------------------------------------------------------------
                 REPORTING
                   PERSON                8       SHARED VOTING POWER
                    WITH
                                                 10,624,982
                                     ----------- ---------------------------------------------------------------------------------

                                         9       SOLE DISPOSITIVE POWER

                                                 None
                                     ----------- ---------------------------------------------------------------------------------

                                        10       SHARED DISPOSITIVE POWER

                                                 10,624,982

--------------- ------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,624,982
--------------- ------------------------------------------------------------------------------------------------------------------


      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                             |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                14.1%
--------------- ------------------------------------------------------------------------------------------------------------------


      14        TYPE OF REPORTING PERSON*
                OO (see Item 2)
--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 6 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Domestic Fund, L.P.
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)                                                                                |-|
--------------- ------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                         7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                               None
                  OWNED BY                   ------------ ------------------------------------------------------------------------
                    EACH
                 REPORTING                        8       SHARED VOTING POWER
                   PERSON
                    WITH                                  2,496,288
                                             ------------ ------------------------------------------------------------------------

                                                  9       SOLE DISPOSITIVE POWER

                                                          None
                                             ------------ ------------------------------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          2,496,288
--------------- ------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,496,288
--------------- ------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                             |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.4%
--------------- ------------------------------------------------------------------------------------------------------------------


      14        TYPE OF REPORTING PERSON*
                PN

--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 7 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Domestic Fund II, LP
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)                                                                                |-|
--------------- ------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                        7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                              None
                  OWNED BY                   ------------ ------------------------------------------------------------------------
                    EACH
                 REPORTING                        8       SHARED VOTING POWER
                   PERSON
                    WITH                                  376,682
                                             ------------ -------------------------------------------------------------------------

                                                  9       SOLE DISPOSITIVE POWER

                                                          None
                                             ------------ -------------------------------------------------------------------------

                                                 10       SHARED DISPOSITIVE POWER

                                                          376,682
--------------------------------------------- ------------ -----------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                376,682
--------------- ------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                             |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.5%
--------------- ------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                PN
--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 8 of 19 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Aries Master Fund II
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |-|
--------------- ------------------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                   7      SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                        None
                  OWNED BY
                    EACH                 ----------- -----------------------------------------------------------------------------
                 REPORTING                                PERSON
                    WITH                     8       SHARED VOTING POWER

                                                     3,639,691
                                         ----------- -----------------------------------------------------------------------------

                                             9       SOLE DISPOSITIVE POWER

                                                     None
                                         ----------- -----------------------------------------------------------------------------

                                            10       SHARED DISPOSITIVE POWER

                                                     3,639,691
--------------- ------------------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,639,691
--------------- ------------------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                   |_|
--------------- ------------------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.9%
--------------- ------------------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON*
                OO (see Item 2)
--------------- ------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------------------------------------- ----------------------------------------
          CUSIP No. 372 45 M 20 7                                13D                                  Page 9 of 16 Pages
--------------------------------------------- ------------------------------------------- ----------------------------------------

      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lindsay A. Rosenwald, M.D.
--------------- ------------------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)      |_|              (b)      |_|

--------------- ------------------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY

--------------- ------------------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ------------------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) or 2(e)
                                                                                                                 |-|
--------------- ------------------------------------------------------------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                United States
--------------- ------------------------------------------------------------------------------------------------------------------

                 NUMBER OF                          7       SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                                 3,305,522
                 OWNED BY
                   EACH                        ------------ ----------------------------------------------------------------------
                 REPORTING
                  PERSON
                   WITH                             8       SHARED VOTING POWER

                                                            23,371,950
                                               ------------ ----------------------------------------------------------------------


                                                    9       SOLE DISPOSITIVE POWER

                                                            3,305,521
                                               ------------ ----------------------------------------------------------------------


                                                   10       SHARED DISPOSITIVE POWER

                                                            23,371,950
-------------------------------------------- ------------ ------------------------------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           26,677,472
-------------------------- -------------------------------------------------------------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                  |_|

-------------------------- -------------------------------------------------------------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           33.6%
-------------------------- -------------------------------------------------------------------------------------------------------

           14              TYPE OF REPORTING PERSON*
                           IN
-------------------------- -------------------------------------------------------------------------------------------------------


This Amendment No. 17 amends and supplements the following items of the Statement on Schedule 13D filed by certain of the reporting persons, dated February 24, 1997, as amended to date (the "Schedule").

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended in its entirety to read as follows:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("PCAM"), Aries Select, Ltd. ("Aries Select"), Aries Select, LLC ("AS1") and Dr. Lindsay A. Rosenwald (together with PCAM and Aries Select the "Aries Reporting Persons"), Aries Select II, LLC ("AS2"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Master Fund II, a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("Aries Domestic II" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

     (b) The business address of Dr. Rosenwald, PCAM, ASD1, AS1, AS2, Aries Domestic and Aries Domestic II is 787 Seventh Avenue, New York, New York 10019. The business address for Aries Select and AMF2 is c/o Fortis Fund Services, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of PCAM,/1/ a Subchapter S corporation incorporated in the State of Delaware. PCAM is the managing member of each of AS1 and AS2, the General Partner of Aries Domestic and Aries Domestic II, each a limited partnership organized under the laws of Delaware and the investment manager to AMF2 and Aries Select/2/, each a Cayman Island exempted company.

     (d) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.



--------

1 Please see Exhibit B, filed herewith, indicating the executive officers and directors of PCAM and providing information called for by Items 2-6 of this statement as to said officers and directors.

2 Please see Exhibit C indicating the executive officers and directors of AMF2 and Aries Select and providing information called for by Items 2-6 of this statement as to said officers and directors.

     (f)  Dr. Rosenwald is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 3 to the Schedule is hereby amended by adding the following:

     On March 30, 2001, AMF2, Aries Domestic and Aries Domestic II transferred all of the Shares of the Issuer owned by them to Aries Select, AS1 and AS2, respectively. These transfers represented transfers among members of the PCAM group and did not effect a change in the aggregate beneficial ownership of the PCAM group.

     On July 8, 2003, Aries Select effected an in-kind, pro rata dividend (the "Dividend") of 7,562,574 shares of Common Stock of the Issuer ("Shares") to its shareholders.

     In connection with the Dividend, AMF2, which holds 48.5% of Aries Select, was issued 3,639,691 Shares, which remain beneficially owned by Dr. Rosenwald and PCAM. On the same date, AS1 effected an in-kind, pro rata distribution of 3,627,431 Shares to its members. In connection with such distribution, Aries Domestic, which holds 69.5% of the LLC interests of AS1, was issued 2,496,288 Shares, which remain beneficially owned by Dr. Rosenwald and PCAM. Similarly, AS2 effected an in-kind, pro rata distribution of 809,995 Shares to its members. In connection with such distribution, Aries Domestic II, which holds 46.5% of the LLC interests of AS2, was issued 376,682 Shares, which remain beneficially owned by Dr. Rosenwald and PCAM.


  THE DIVIDEND AND IN-KIND PRO RATA DISTRIBUTIONS RESULTED IN A NET REDUCTION IN THE BENEFICIAL OWNERSHIP OF DR. ROSENWALD AND PCAM OF 5,487,339 SHARES.


ITEM 4. PURPOSE OF THE TRANSACTION.

     The Dividend and in-kind distributions were made in satisfaction of certain obligations under the Aries Funds' respective operative documents. The Filing Persons may effect additional Dividends or in-kind distributions in the future, but no current intention to do so as of the date of this filing.

     The Dividend and the in-kind distributions do not reflect, in any way, the Aries Funds' view as to the condition (financial or otherwise) or prospects of the Issuer. MOREOVER, DR. ROSENWALD HAS NOT SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF ANY SECURITIES OF THE ISSUER OWNED BY HIM PERSONALLY OR THROUGH HIS OWNERSHIP IN THE ARIES FUNDS.

     DR. ROSENWALD MAY FROM TIME TO TIME IN HIS SOLE DISCRETION PURCHASE SHARES OF THE ISSUER IN THE OPEN MARKET FOR HIS OWN PERSONAL ACCOUNT.

     The Filing Persons may formulate other purposes, plans or proposals relating to the shares of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.



ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

          (a) As of July 9, 2003, the Filing Persons may be deemed to beneficially own the following:

               (i) ARIES SELECT: 10,624,982 Shares (14.0%),  including 1,169,278
          Shares issuable upon conversion of 158,081 shares of Series A Convertible Preferred Stock;

               (ii) AS1:  5,096,889  Shares  (6.8%),  including  568,163  Shares issuable upon conversion of 76,813 shares of Series A Convertible Preferred Stock;

               (iii) AS2:  1,137,419  Shares  (1.5%),  including  117,645 Shares issuable upon conversion of 15,905 shares of Series A Convertible Preferred Stock;

               (iv) AMF2: 3,639,691 Shares (4.9%);

               (v) Aries Domestic: 2,496,288 Shares (3.4%);

               (vi) Aries Domestic II: 376,682 Shares (0.5%);

               (vii) PCAM: 23,371,950 Shares (30.7%), comprised of the Shares held by Aries Select, AS1, AS2, AMF2, Aries Domestic and Aries Domestic II; and

               (viii) Dr. Rosenwald: 26,677,472 Shares (33.6%), comprised of 3,305,522 Shares issuable upon exercise of Common Stock purchase warrants held directly by Dr. Rosenwald and the 23,371,890 Shares that are held by AS1, AS2, AMF2, Aries Domestic and Aries Domestic II.

                    Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Filing Person other than Dr. Rosenwald disclaims beneficial ownership of the securities held by each other.

          (b) Dr. Rosenwald and PCAM share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Select, AMF2, AS1, AS2, Aries Domestic and Aries Domestic II.

          (c) Other than as reported in Item 3 the Filing Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

          (d)&(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:


Exhibit A -         Copy of an Agreement between the Filing Persons to file this
                    Statement on Schedule 13D on behalf of each of them.

Exhibit B -         List  of  executive  officers  and  directors  of  PCAM  and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -         List of  executive  officers  and  directors  of AMF2  Aries
                    Select and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.





                      PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


Dated: July 9, 2003
New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                           Chairman


                         THE ARIES MASTER FUND
                         By: Paramount Capital Asset Management, Inc.
                                  Investment Manager




Dated: July 9, 2003
New York, NY

                      By:
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                           Chairman


                         ARIES DOMESTIC FUND, L.P.
                         By: Paramount Capital Asset Management, Inc.
                                    General Partner





Dated: July 9, 2003
New York, NY


                      By: /s/ Lindsay A. Rosenwald, M.D.
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                                    Chairman



                          ARIES DOMESTIC FUND II, L.P.
                          By: Paramount Capital Asset Management, Inc.
                                    General Partner





Dated: July 9, 2003
New York, NY



                      By:
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                                    Chairman



                         ARIES SELECT, LTD.
                         By: Paramount Capital Asset Management, Inc.
                                  Investment Manager





Dated: July 9, 2003
New York, NY

                      By: /s/ Lindsay A. Rosenwald, M.D.
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                                    Chairman


                         ARIES SELECT DOMESTIC, LLC
                         By: Paramount Capital Asset Management, Inc.
                                  Managing Member

Dated: July 9, 2003
New York, NY

                      By: /s/ Lindsay A. Rosenwald, M.D.
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                                    Chairman

                         ARIES SELECT DOMESTIC II, LLC
                         By: Paramount Capital Asset Management, Inc.
                                    Managing Member

Dated: July 9, 2003
New York, NY

                      By: /s/ Lindsay A. Rosenwald, M.D.
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.
                                    Chairman
Dated: July 9, 2003
New York, NY

                        /s/ Lindsay A. Rosenwald, M.D.
                      -------------------------------------
                           Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: July 9, 2003
        New York, NY  By: /s/ Lindsay A. Rosenwald, M.D.
                          -------------------------------------
                              Lindsay A. Rosenwald, M.D.
                              Chairman


                           THE ARIES MASTER FUND
                           By: Paramount Capital Asset Management, Inc.
                               Investment Manager

Dated: July 9, 2003
       New York, NY   By: /s/ Lindsay A. Rosenwald, M.D.
                          --------------------------------------
                              Lindsay A. Rosenwald, M.D.
                              Chairman

                         ARIES DOMESTIC FUND, L.P.
                         By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated: July 9, 2003
       New York, NY By:   /s/ Lindsay A. Rosenwald, M.D.
                        --------------------------------------
                              Lindsay A. Rosenwald, M.D.
                              Chairman

                         ARIES DOMESTIC FUND II, L.P.
                         By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated: July 9, 2003
       New York, NY By:  /s/ Lindsay A. Rosenwald, M.D.
                         --------------------------------------
                              Lindsay A. Rosenwald, M.D.
                              Chairman

                         ARIES SELECT, LTD.
                         By: Paramount Capital Asset Management, Inc.
                                 Investment Manager

Dated: July 9, 2003
       New York, NY   By: /s/ Lindsay A. Rosenwald, M.D.
                        ----------------------------------------
                           Lindsay A. Rosenwald, M.D.
                           Chairman

                         ARIES SELECT DOMESTIC, LLC
                         By: Paramount Capital Asset Management, Inc.
                                    Managing Member

Dated: July 9, 2003
       New York, NY   By: /s/ Lindsay A. Rosenwald, M.D.
                        ----------------------------------------
                           Lindsay A. Rosenwald, M.D.
                           Chairman

                      ARIES SELECT DOMESTIC II, LLC
                      By: Paramount Capital Asset Management, Inc.
                                     Managing Member

Dated: July 9, 2003
       New York, NY   By: /s/ Lindsay A. Rosenwald, M.D.
                        -----------------------------------------
                           Lindsay A. Rosenwald, M.D.
                           Chairman


Dated: July 9, 2003
       New York, NY
                         /s/ Lindsay A. Rosenwald, M.D.
                        -----------------------------------------
                           Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment of each executive officer and director of Paramount Capital is as follows:

                                        PRINCIPAL OCCUPATION
         NAME                               OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.      Chairman of the Board of Paramount Capital Asset
                                Management,     Inc.,     Horizon     BioMedical
                                Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash               Director of Paramount  Capital Asset Management,
                                Inc.,   Senior  Managing   Director,   Paramount
                                Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount  Capital Asset Management,
                                Inc.,   Professor,    University   of   Southern
                                California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of PCAM's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of each executive officer and director of Aries Trust is as follows:


                                                                   PRINCIPAL OCCUPATION
         NAME                                                         OR EMPLOYMENT
Peter M. Kash                                             Director of Paramount Capital Asset Management, Inc., Senior
                                                          Managing Director, Paramount Capital, Inc.
                                                          Investment Manager

Wayne L. Rubin                                            Accountant, Independent Director

Fortis Fund Services (Cayman)                             Administrator

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.